Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In Millions Except Ratios)

YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
EARNINGS
Income from Continuing Operations before Income Taxes	$1,239.5	$985.7	$892.9	$380.1	$299.5
Total Fixed Charges	91.4	88.6	108.2	127.5	132.8

Total Earnings	1,330.9	1,074.3	1,001.1	507.6	432.3

FIXED CHARGES
Interest	91.4	88.6	108.2	127.1	131.5
Amortization of Deferred Debt Expense	—	—	—	0.4	1.3

Total Fixed Charges	$91.4	$88.6	$108.2	$127.5	$132.8

RATIO OF EARNINGS TO FIXED CHARGES	14.56	12.13	9.25	3.98	3.26

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